The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, CA 92160

April 8, 2013

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-3
File No. 333-95235
Form RW - Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, The Wet Seal, Inc. (the “Registrant”), hereby requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-95235) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2000.

As discussed with Brigitte Lippmann of the Staff of the Commission, the Registration Statement was not declared effective by the Commission, and, as it was filed in January 2000, the Registrant will not seek effectiveness of the Registration Statement. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Sincerely,

THE WET SEAL, INC.

By:	/s/ Steven H. Benrubi
Name:	Steven H. Benrubi
Title:	Executive Vice President and Chief Financial Officer